1933 Act File No. 333-97455
                                                     1940 Act File No. 811-21167


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-2

           [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        [ ] Pre-Effective Amendment No.
                        [X] Post-Effective Amendment No. 1
                                       and

      [ X ] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               [X] Amendment No. 3

          Neuberger Berman California Intermediate Municipal Fund Inc. (Exact Name of Registrant as Specified in Articles of Incorporation)

                      c/o Neuberger Berman Management Inc.
                           605 Third Avenue, 2nd Floor
                          New York, New York 10158-0180
                    (Address of Principal Executive Offices)

                                 (212) 476-8800
              (Registrant's Telephone Number, including Area Code)

                                Peter E. Sundman
                      c/o Neuberger Berman Management Inc.
                           605 Third Avenue, 2nd Floor
                          New York, New York 10158-0180
                     (Name and Address of Agent for Service)

                          Copies of Communications to:

       Arthur C. Delibert, Esq.                Ellen Metzger, Esq.
       Kirkpatrick & Lockhart LLP              Neuberger Berman, LLC
       1800 Massachusetts Avenue, N.W.         605 Third Avenue
       2nd Floor                               New York, New York 10158-3698
       Washington, DC 20036-1800


It is proposed that this filing will become effective (check appropriate box)

     [X]  when declared effective pursuant to section 8(c)

          NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
            CONTENTS OF POST-EFFECTIVE AMENDMENT NO. 1 ON FORM N-2


         This post-effective amendment consists of the following papers and documents:

         Cover Sheet

         Contents of Post-Effective Amendment No. 1 on Form N-2

         Part A - Prospectus*

         Part B - Statement of Additional Information*

         Part C - Other Information

         Signature Pages

         Exhibits

* Incorporated by Reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 (Filed September 24,
2002).

                           PART C -- OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      1.    Financial Statements:

            Report of Independent Auditors.

            Statement of Assets and Liabilities.

      2.    Exhibits:

            a. Articles of Incorporation. (Incorporated by reference to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed July 31, 2002).

            b. Amended and Restated By-Laws. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002.)

            c.    None.

            d. Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation and Articles II, VI and X of the By-Laws.

            e. Dividend Reinvestment Plan. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002.)

            f.    None.

            g.    (1)   Form of Management Agreement. (Incorporated by reference
                        to Pre-Effective Amendment No. 2 to Registrant's
                        Registration Statement, File Nos. 333-97455 and
                        811-21167 filed September 24, 2002.)

                  (2) Form of Sub-Advisory Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            h.    (1)   Form of Underwriting Agreement.  (Incorporated by
                        reference to Pre-Effective Amendment No. 2 to
                        Registrant's  Registration Statement, File Nos.
                        333-97455 and 811-21167 filed September 24, 2002).

                  (2) Form of Master Agreement Among Underwriters. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

                  (3) Form of Master Selected Dealer Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            i.    None

            j. Form of Custodian Contract. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            k.    (1)   Form of Transfer  Agency and Service  Agreement.
                        (Incorporated by reference to Pre-Effective Amendment
                        No. 2 to Registrant's Registration Statement, File Nos.
                        333-97455 and 811-21167 filed September 24, 2002).

                  (2) Form of Administration Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

                  (3) Form of Fee Waiver Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

                  (4) Form of Additional Compensation Agreement. (filed herewith)

            l. Opinion and Consent of Counsel. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed
                  September 24, 2002).

            m.    None.

            n. Consent of Independent Auditors. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed
                  September 24, 2002).

            o.    None.

            p. Letter of Investment Intent. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            q.    None.

            r. Code of Ethics for Registrant, its Investment Adviser and its Sub-Adviser. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement,
                  File Nos. 333-97455 and 811-21167 filed September 24, 2002).



ITEM 25.  MARKETING ARRANGEMENTS

      See form of Underwriting Agreement to be filed as Exhibit 2.h.(1) to this Registration Statement.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:


      Securities and Exchange Commission Fees...............      $  6,900
      American Stock Exchange LLC Listing Fees..............         5,000
      National Association of Securities Dealers, Inc. Fees.         7,400
      Federal Taxes     ....................................           --
      State Taxes and Fees..................................           --
      Printing and Engraving Expenses.......................       208,700
      Legal Fees        ....................................       154,150
      Director Fees     ....................................           --
      Accounting Expenses...................................        20,000
      Miscellaneous Expenses................................       100,000
                                                                   -------

            Total       ....................................      $502,150
                                                                  ========


ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

      None.(1)

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES


                                               Number of Record Shareholders as of
            Title of Class                                  September 23, 2002
            --------------                                  ------------------

      Shares of Common Stock, par value $0.0001 per share            1

ITEM 29.  INDEMNIFICATION

      Article Twelfth of the Registrant's  Articles of  Incorporation,  filed as
Exhibit 2.a. to this Registration Statement, and Article IX of the Registrant's By-Laws, filed as Exhibit 2.b., provide that the Fund shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Fund's request in similar capacities for, other entities to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act), provided, however, that a transfer agent is not entitled to such indemnification unless specifically approved by the Fund's Board of Directors. Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Registrant to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and (a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or
(c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to
Section 2-418(j)(1) and Section 4-418(j)(2) of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the Investment Company Act of 1940, as amended ("1940 Act"), which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

--------
(1) Until such time as the Registrant completes the public offering of its Common Stock, Neuberger Berman, LLC will be a control person of the Registrant. Neuberger Berman, LLC is a wholly owned subsidiary of Neuberger Berman Inc., a publicly held holding company that has a number of direct and indirect subsidiaries.

            Sections 9.1 and 9.2 of the Management  Agreement  between Neuberger
Berman Management Inc. ("NB Management") and the Registrant provide that neither NB Management nor any director, officer or employee of NB Management performing services for the Registrant at the direction or request of NB Management in connection with NB Management's discharge of its obligations under the Management Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Management Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NB Management against any liability to the Registrant or its Stockholders to which NB Management would otherwise be subject by reason of NB Management's misfeasance, bad faith, or gross negligence in the performance of NB Management's duties, or by reason of NB Management's reckless disregard of its obligations and duties under the Management Agreement ("disabling conduct"), or (ii) to protect any director, officer or employee of NB Management who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Registrant. The Registrant will indemnify NB Management against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described in Section 9.1 not resulting from negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by NB Management. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither "interested persons" of the Registrant nor parties to the proceeding ("disinterested non-party directors") or (b) an independent legal counsel in a written opinion. NB Management shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification hereunder in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NB Management shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NB Management shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NB Management will ultimately be found to be entitled to indemnification under the Management Agreement.

      Section 1 of the Sub-Advisory Agreement between NB Management and Neuberger Berman, LLC ("Neuberger Berman") with respect to the Registrant provides that, in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties, or of reckless disregard of its duties and obligations under the Sub-Advisory Agreement, Neuberger Berman will not be subject to liability for any act or omission or any loss suffered by the Registrant or its security holders in connection with the matters to which the Sub-Advisory Agreement relates.

      Sections 11.1 and 11.2 of the Administration Agreement between the Registrant and NB Management provide that neither NB Management nor any director, officer or employee of NB Management performing services for the Registrant at the direction or request of NB Management in connection with NB Management's discharge of its obligations under the Administration Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Administration Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NB Management against any liability to the Registrant or its Stockholders to which NB Management would otherwise be subject by reason of NB Management's misfeasance, bad faith, or gross negligence in the performance of NB Management's duties, or by reason of NB Management's reckless disregard of its obligations and duties under the Administration Agreement

("disabling conduct"), or (ii) to protect any director, officer or employee of NB Management who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Registrant. The Registrant will indemnify NB Management against, and hold it harmless from, any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described in Section 11.1 not resulting from negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by NB Management. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither "interested persons" of the Registrant nor parties to the proceeding ("disinterested non-party directors") or (b) an independent legal counsel in a written opinion. NB Management shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification hereunder in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NB Management shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NB Management shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NB Management will ultimately be found to be entitled to indemnification hereunder. Before confessing any claim against it which may be subject to indemnification by the Registrant hereunder, NB Management shall give the Registrant reasonable opportunity to defend against such claim in its own name or in the name of NB Management.

      Section 6(a) of the Underwriting Agreement between the Registrant, NB Management, Neuberger Berman, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated provides that the Registrant and the Advisers, jointly and severally, agree to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and any director, officer, employee or affiliate thereof as follows: (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the final Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(e) below) any such settlement is effected with the prior written consent of the Registrant and the Advisers; and (iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Registrant or the Advisers by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or any preliminary prospectus or the final Prospectus (or any amendment or supplement thereto); and provided further that the Registrant or the Advisers will not be liable to any Underwriter with respect to any Prospectus to the extent that the Registrant or the Advisers shall sustain the burden of proving that any such loss, liability, claim, damage or expense resulted from the fact that such Underwriter, in contravention of a requirement of the Underwriting Agreement or applicable law, sold Securities to a person to whom such Underwriter failed to send or give, at or prior to the Closing Time, a copy of the final Prospectus, as then amended or supplemented if: (i) the

Company has previously furnished copies thereof (sufficiently in advance of the Closing Time to allow for distribution by the Closing Time) to the Underwriter and the loss, liability, claim, damage or expense of such Underwriter resulted from an untrue statement or omission of a material fact contained in or omitted from the preliminary Prospectus which was corrected in the final Prospectus as, if applicable, amended or supplemented prior to the Closing Time and such final Prospectus was required by law to be delivered at or prior to the written confirmation of sale to such person and (ii) such failure to give or send such final Prospectus by the Closing Time to the party or parties asserting such loss, liability, claim, damage or expense would have constituted a defense to the claim asserted by such person.

      Section 6(c) of the Underwriting Agreement provides that the Fund and the Advisers, jointly and severally, agree to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a), as limited by the proviso set forth therein, with respect to any sales material in the form approved by the Fund and the Advisers or its affiliates for use by the Underwriters and securities firms to whom the Fund or the Advisers shall have disseminated materials in connection with the public offering of the Securities.

      Section 7 of the Underwriting Agreement provides that, if the indemnification provided for in Section 6 thereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Fund and the Advisers on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to the Underwriting Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Fund and the Advisers on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

      The relative benefits received by the Fund and the Advisers on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to the Underwriting Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to the Underwriting Agreement (before deducting expenses) received by the Fund and the total underwriting discount received by the Underwriters (whether from the Fund or otherwise), in each case as set forth on the cover of the Prospectus, or, if Rule 434 is used, the corresponding location on the Term Sheet, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

      The relative fault of the Fund and the Advisers on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Fund or the Advisers or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. However, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

      Under Section 7 of the Underwriting Agreement, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Fund and each director of the Advisers, respectively, each officer of the Fund who signed the Registration Statement, and each person, if any, who controls the Fund or the Advisers, within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Fund and the Advisers, respectively. The Underwriters' respective obligations to contribute pursuant to Section 7 are several in proportion to the number of Initial Securities allotted to them and not joint.

      Section   6(f)  of  the   Underwriting   Agreement   provides   that   any
indemnification or contribution by the Fund shall be subject to the requirements and limitations of Section 17(i) of the 1940 Act.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue. The Fund also maintains Directors and Officers Insurance.


ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER AND SUB-ADVISER

There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each director or officer of NB Management and each principal of Neuberger Berman is, or at any time during the past two years has been, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Claudia Brandon                  Secretary, Neuberger Berman Advisers
Vice President/Mutual Fund       Management Trust; Secretary, Neuberger Berman
Board Relations, NB Management   Equity Funds; Secretary, Neuberger Berman
Inc. since May 2000; Vice        Income Funds.
President, NB Management from
1986-1999; Employee, Neuberger
Berman since 1999.

Thomas J. Brophy                 None.
Vice President, Neuberger
Berman; Vice President, NB
Management Inc. since March
2000.

Lori Canell                      None.
Managing Director, Neuberger
Berman; Vice President, NB
Management Inc.

Valerie Chang                    None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Brooke A. Cobb                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Robert Conti                     Vice President, Neuberger Berman Income
Vice President, Neuberger        Funds; Vice President, Neuberger Berman
Berman; Senior Vice President,   Equity Funds; Vice President, Neuberger
NB Management Inc. since         Berman Advisers Management Trust
November 2000; Treasurer, NB
Management Inc. until May 2000.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Robert W. D'Alelio               None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Stanley G. Deutsch               None.
Managing Director, Neuberger
Berman; Vice President, NB
Management Inc. since September
2000.

Ingrid Dyott                     None.
Vice President, Neuberger
Berman; Vice President,
NB Management Inc.

Michael F. Fasciano              President, Fasciano Company Inc. until March
Managing Director, Neuberger     2001; Portfolio Manager, Fasciano Fund Inc.
Berman since March 2001; Vice    until March 2001.
President, NB Management Inc.
since March 2001.

Robert S. Franklin               None.
Vice President, Neuberger
Berman; Vice President,
NB Management Inc.

Brian P. Gaffney                 Vice President, Neuberger Berman Income Funds;
Managing Director, Neuberger     Vice President, Neuberger Equity Funds;
Berman since April 2000,         Vice President, Neuberger Berman Advisers
Senior Vice President,           Management Trust.
NB Managemetn Inc. since
November 2000; Vice President,
NB Management from April 1997
through November 1999.

Robert I. Gendelman              None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Thomas E. Gengler, Jr.           None.
Senior Vice President,
Neuberger Berman since February
2001, prior thereto, Vice
President, Neuberger Berman
since 1999; Senior Vice
President, NB Management Inc.
since March 2001 prior thereto,
Vice President, NB Management
Inc.

Theodore P. Giuliano             None.
Vice President (and Director
until February 2001),
NB Management Inc.; Managing
Director, Neuberger Berman

Joseph K. Herlihy                Treasurer, Neuberger Berman Inc.
Senior Vice President,
Treasurer, Neuberger Berman;
Treasurer, NB Management Inc.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Michael M. Kassen                Executive Vice President, Chief Investment
Executive Vice President and     Officer and Director, Neuberger Berman Inc.
Chief Investment Officer,
Neuberger Berman; Chairman and
Director, NB Management
Inc. since May 2000, prior
thereto, Executive Vice
President, Chief Investment
Officer and Director, NB
Management Inc. from November
1999 until May 2000; Vice
President from June 1990 until
November 1999.

Barbara R. Katersky              None.
Senior Vice President,
Neuberger Berman; Senior Vice
President, NB Management Inc.

Robert B. Ladd                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Kelly M. Landron                 None.
Vice President, NB Management
Inc. since March 2000.

Jeffrey B. Lane                  Director, Chief Executive Officer and
Chief Executive Officer and      President, Neuberger Berman Inc.; Director,
President, Neuberger Berman;     Neuberger Berman Trust Company from June 1999
Director, NB Management Inc.     until November 2000.
since February 2001.

Michael F. Malouf                None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Robert Matza                     Executive Vice President, Chief Operating
Executive Vice President and     Officer and Director, Neuberger Berman Inc.
Chief Operating Officer,         since January 2001, prior thereto, Executive
Neuberger Berman since January   Vice President, Chief Administrative Officer
2001, prior thereto, Executive   and Director, Neuberger Berman, Inc.
Vice President and Chief
Administrative Officer,
Neuberger Berman; Director,
NB Management Inc. since April
2000.

Ellen Metzger                    Assistant Secretary, Neuberger Berman Inc.
Vice President, Neuberger        since 2000.
Berman; Secretary,
NB Management Inc.

Arthur Moretti                   Managing Director, Eagle Capital from January
Managing Director, Neuberger     1999 until June 2001.
Berman since June 2001; Vice
President, NB Management Inc.
since June 2001.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

S. Basu Mullick                  None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Janet W. Prindle                 Director, Neuberger Berman National Trust
Managing Director, Neuberger     Company since January 2001; Director
Berman; Vice President,          Neuberger Berman Trust Company of Delaware
NB Management Inc.               since April 2001.

Kevin L. Risen                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Benjamin E. Segal                None.
Managing Director, Neuberger
Berman since November 2000,
prior thereto, Vice President,
Neuberger Berman; Vice
President, NB Management Inc.

Heidi S. Steiger                 Executive Vice President and Director,
Executive Vice President,        Neuberger Berman Inc.; Chair and Director,
Neuberger Berman; Director, NB   Neuberger Berman National Trust Company since
Management Inc. since February   January 2001; Director, Neuberger Berman
2001.                            Trust Company of Delaware since February 2000
                                 (and Chair until January 2001); Director,
                                 Neuberger Berman Trust Company until September
                                 2001 (and Chair from September 1999 until
                                 January 2001).

Jennifer Silver                  None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Kent C. Simons                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

Matthew S. Stadler               Senior Vice President and Chief Financial
Senior Vice President and        Officer, Neuberger Berman Inc. since August
Chief Financial Officer,         2000; Senior Vice President and Chief
Neuberger Berman since August    Financial Officer, National Discount Brokers
2000, prior thereto,             Group from May 1999 until October 1999.
Controller, Neuberger Berman
from November 1999 to August
2000; Senior Vice President and
Chief Financial Officer, NB
Management Inc. since August
2000.

Peter E. Sundman                 Executive Vice President and Director,
President and Director,          Neuberger Berman Inc.; President and Chief
NB Management Inc.; Executive    Executive Officer, Neuberger Berman Income
Vice President, Neuberger        Funds, President and Chief Executive Officer,
Berman.                          Neuberger Berman Advisers Management Trust;
                                 President and Chief Executive Officer,
                                 Neuberger Berman Equity Funds.

Judith M. Vale                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management Inc.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             -----------------------------

Catherine Waterworth             None.
Vice President, Neuberger
Berman; Vice President,
NB Management Inc.

Allan R. White, III              None.
Managing Director, Neuberger
Berman; Vice President, NB
Management.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS


      All  accounts,  books and other  documents  required to be  maintained  by
Section 31(a) of the Investment Company Act of 1940, as amended ("1940 Act"), and the rules promulgated thereunder with respect to the Registrant are maintained at the offices of its custodian and accounting agent, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, and its transfer agent, Bank of New York, 1 Wall Street, New York, New York 10286, except for the Registrant's Articles of Incorporation and By-Laws, minutes of meetings of the Registrant's Directors and shareholders and the Registrant's policies and contracts, which are maintained at the offices of the Registrant, 605 Third Avenue, New York, New York 10158-0180.

ITEM 32.  MANAGEMENT SERVICES

      None.

ITEM 33.  UNDERTAKINGS

      1. The Registrant hereby undertakes to suspend the offering of its shares until it amends its Prospectus if:

            (1) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of the Registration Statement; or

            (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

      2.    N/A

      3.    N/A

      4.    N/A

      5.    The Registrant hereby undertakes:

            (1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

            (2) For the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      6. The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 25th day of September 2002.

                                        NEUBERGER BERMAN CALIFORNIA INTERMEDIATE
                                        MUNICIPAL FUND INC.


                                        By:  /s/ Michael M. Kassen
                                             -------------------------------
                                              Name:  Michael M. Kassen*
                                              Title: President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                             Title                      Date
---------                             -----                      ----
                              Chairman of the Board,      September 25, 2002
                             Chief Executive Officer
/s/ Peter E. Sundman               and Director
----------------------------
Peter E. Sundman*

/s/ Michael M. Kassen         President and Director      September 25, 2002
----------------------------
Michael M. Kassen*

/s/ Barbara Muinos           Treasurer and Principal      September 25, 2002
---------------------------- Financial and Accounting
Barbara Muinos                       Officer

/s/ John Cannon                      Director             September 25, 2002
----------------------------
John Cannon*

/s/ Faith Colish                     Director             September 25, 2002
----------------------------
Faith Colish*

/s/ Walter G. Ehlers                 Director             September 25, 2002
----------------------------
Walter G. Ehlers*

/s/ C. Anne Harvey                   Director             September 25, 2002
----------------------------
C. Anne Harvey*

/s/ Barry Hirsch                     Director             September 25, 2002
----------------------------
Barry Hirsch*

/s/ Robert A. Kavesh                 Director             September 25, 2002
----------------------------
Robert A. Kavesh*

/s/ Howard A. Mileaf                 Director             September 25, 2002
----------------------------
Howard A. Mileaf*

/s/ Edward I. O'Brien                Director             September 25, 2002
----------------------------
Edward I. O'Brien*

Signature                             Title                      Date
---------                             -----                      ----

/s/ John P. Rosenthal                Director             September 25, 2002
----------------------------
John P. Rosenthal*

/s/ William E. Rulon                 Director             September 25, 2002
----------------------------
William E. Rulon*

/s/ Cornelius T. Ryan                Director             September 25, 2002
----------------------------
Cornelius T. Ryan*

/s/ Tom Decker Seip                  Director             September 25, 2002
----------------------------
Tom Decker Seip*

/s/ Candace L. Straight              Director             September 25, 2002
----------------------------
Candace L. Straight*

/s/ Peter P. Trapp                   Director             September 25, 2002
----------------------------
Peter P. Trapp*



*Signatures affixed by Arthur C. Delibert on September 25, 2002 pursuant to power of attorney dated August 19, 2002, which was filed with Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on September 3, 2002.

          NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.

                                 EXHIBIT INDEX

Exhibit                            Document Description
-------                            --------------------

   a.       Articles   of   Incorporation.   (Incorporated   by   reference   to
            Registrant's   Registration  Statement,   File  Nos.  333-97455  and
            811-21167 filed July 31, 2002).

   b. Amended and Restated By-Laws. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   c.       None.

   d. Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation and Articles II, VI and X of the By-Laws.

   e. Dividend Reinvestment Plan. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   f.       None.

   g.       (1)   Form of Management  Agreement.  (Incorporated  by reference to
                  Pre-Effective  Amendment  No. 2 to  Registrant's  Registration
                  Statement,  File Nos.  333-97455 and 811-21167 filed September
                  24, 2002).

            (2) Form of Sub-Advisory Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

   h.       (1)   Form of Underwriting Agreement.  (Incorporated by reference to
                  Pre-Effective  Amendment  No. 2 to  Registrant's  Registration
                  Statement,  File Nos.  333-97455 and 811-21167 filed September
                  24, 2002).

            (2) Form of Master Agreement Among Underwriters. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            (3) Form of Master Selected Dealer Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

   i.       None

   j. Form of Custodian Contract. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   k.       (1)   Form of Transfer Agency and Service  Agreement.  (Incorporated
                  by reference to Pre-Effective  Amendment No. 2 to Registrant's
                  Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            (2) Form of Administration Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            (3) Form of Fee Waiver Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).

            (4)   Form of Additional Compensation Agreement. (filed herewith)

   l. Opinion and Consent of Counsel. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   m.       None.

   n. Consent of Independent Auditors. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   o.       None.

   p. Letter of Investment Intent. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24,
            2002).

   q.       None.

   r. Code of Ethics for Registrant, its Investment Adviser and its Sub-Adviser. (Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-97455 and 811-21167 filed September 24, 2002).